Exhibit 1.1

Choice Hotels Completes Radisson Hotels Americas Integration Just 16 Months After Acquisition

Company’s Expertise and Experience in Integrating Hotel Brands Results in Rapid Onboarding of Hundreds of Radisson Properties

NORTH BETHESDA, Md., Dec. 13, 2023 /PRNewswire/ — Choice Hotels International, Inc. (NYSE: CHH), one of the world’s largest and most successful lodging franchisors, announced today that it has completed the integration of the Radisson Hotels Americas business, transitioning nearly 600 hotels to Choice’s world-class franchise success system and digital platforms.

The milestone comes just 16 months after Choice acquired the Radisson Hotels Americas brands in August 2022.

“Completing the integration in such a short amount of time is a testament to Choice’s experience and unrivaled expertise in acquiring and integrating hotel brands,” said Choice Hotels President and CEO Pat Pacious. “With the Radisson Hotels Americas properties now integrated, we are well-positioned to further help reduce Choice franchisees’ costs, continue to boost their profitability, and help drive their performance to the next level.”

Migrating hundreds of Radisson Americas hotels onto choiceADVANTAGE and ChoiceMAX, the company’s proprietary cloud-based systems, was the final step in the integration process. It followed the achievement of several major milestones ahead of schedule earlier this year. In July, less than a year since the acquisition, all of the Radisson Americas brands — including Radisson Blu, Radisson, and Country Inn & Suites — were migrated onto Choice’s central reservation system, making them bookable on ChoiceHotels.com.

Even before the integration was completed, the combined business began delivering significant benefits to Choice hotel owners and operators, helping drive guest acquisition costs down and profitability up, and creating tremendous value opportunities across the company’s entire portfolio of brands:

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Since the digital migration, total traffic, bookings, and booked revenue on ChoiceHotels.com and the mobile app all increased significantly versus what they were on the pre-migration Choice and Radisson Americas websites and apps combined. Year-over-year, from August through November:

•	Total digital visits are up 4%

•	Total digital bookings are up 5%

•	Total digital booked revenue is up 3%

•	App-only visits are up 19%

•	App-only bookings are up 18%

•	App-only booked revenue is up 13%

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The legacy Radisson Americas brands have seen a 26% year-over-year increase in digital bookings and a 21% year-over-year increase in digital booked revenue, reducing their reliance on more costly bookings from third party channels. Digital bookings for the Country Inn & Suites brand are up 36%.

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Year-to-date through November, revenue per available room (RevPAR) for the legacy Radisson Americas brands is up 2.3% year-over-year. RevPAR for the Radisson upscale brand is up 8.6% year-over-year, with a 200 bps increase in occupancy rate and a 6.5% increase average daily rate (ADR).

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Combining Radisson Americas with Choice also grew the total number of nationally and globally managed corporate accounts to nearly 1,000, in addition to 600 specialty accounts across government, transportation, wholesale, and more.

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The integration of Radisson Rewards Americas expanded the total number of Choice Privileges rewards program members to over 63 million. CP members are more likely to stay a second time and more likely to book direct, resulting in lower acquisition costs for franchisees.

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Choice helped legacy Radisson properties realize a meaningful reduction in fees through integration synergies, successfully negotiating new terms with key third-party distribution partners and uncovering annual operating savings potential of up to ~$35k—$40K for Radisson hotels that used Choice’s Your Key to Profit program.

“With more hotels in the Choice family, and with all of the Radisson Americas properties now fully integrated, our entire system is growing stronger together,” said Pacious. “It’s a win-win for all of Choice’s fantastic hotel brands, our franchisees, and the millions of guests we all serve every day.”

About Choice Hotels®

Choice Hotels International, Inc. (NYSE: CHH) is one of the largest lodging franchisors in the world. The challenger in the upscale segment and a leader in midscale and extended stay, Choice® has nearly 7,500 hotels, representing almost 630,000 rooms, in 46 countries and territories. A diverse portfolio of 22 brands that range from full-service upper upscale properties to midscale, extended stay and economy enables Choice® to meet travelers’ needs in more places and for more occasions while driving more value for franchise owners and shareholders. The award-winning Choice Privileges® loyalty program and co-brand credit card options provide members with a fast and easy way to earn reward nights and personalized perks. For more information, visit www.choicehotels.com.